
February 26, 2013

Via E-mail
Mr. Gerald D. Schiefelbein
Chief Financial Officer
Ivanhoe Energy Inc.
Suite 654 – 999 Canada Place
Vancouver, BC, Canada V6C 3E1

      Re: Ivanhoe Energy Inc.
                Form 10-K for the Fiscal Year ended December 31, 2011
                Filed March 15, 2012
                Response Letter dated January 18, 2013
                File No. 0-30586

Dear Mr. Schiefelbein:

      We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Business and Properties, page 4

Reserves, Production and Related Information, page 8

1.   We acknowledge your response to comment 8 in our letter dated December 19, 2012, including your explanation supporting the economic producibility of the reserves attributed to the Tamarack Project in Canada as of December 31, 2011. We note you state on page 7 that project advancement is still subject to financing and board sanction. The definition of reserves in Rule 4-10(a)(26) of Regulation S-X requires that there exist or there is a reasonable expectation that there will exist the financing required to implement the project. Please tell us if the Company has sufficient funds or confirmed financing in place to implement the project or provide us with an explanation supporting

a reasonable expectation that as of December 31, 2011 the Company has a course of action to obtain the funds necessary to implement the project. Also please tell us what criteria for board sanction remain unsatisfied as of December 31, 2011 and when board sanction and a final investment decision for the project are anticipated.

2.   We note your response to comment 11 in our letter dated December 19, 2012, proposing to include as a revision in the Form 10-K/A the statement

> "the Company does not have any proved undeveloped reserves that have remained unconverted to proved developed reserves for longer than five years and all proved undeveloped reserves at December 31, 2011 are expected to be converted to proved developed reserves within five years."

Please note for purposes of determining the five year period, Item 1203(d) of Regulation S-K identifies the initial disclosure and date thereof as the starting reference date; therefore, the proved undeveloped reserves initially disclosed in a filing should be subject to a development plan resulting in their conversion to proved developed reserves in a period no more than five years thereafter.

Please reassess the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2011 will not be developed within five years since your initial disclosure of these reserves; your analysis should reveal the extent to which proved undeveloped reserves:

- were disclosed prior to December 31, 2011 but have not been on the books for five or more years and

- are planned for development within the five year period beginning December 31, 2011 but will have been on the books for five or more years after the date of initial disclosure and by the time of development.

We reissue prior comment 11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3687 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin (Petroleum Engineer) at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief